UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell second quarter 2025 update note

The following is an update to the second quarter 2025 outlook and gives an overview of our current expectations for the second quarter. Outlooks presented may vary from the actual second quarter 2025 results and are subject to finalisation of those results, which are scheduled to be published on July 31, 2025. Unless otherwise indicated, all outlook statements exclude identified items.

See appendix for the definition of the non-GAAP measure used and the most comparable GAAP measure.

 Integrated Gas

$ billions	Q1’25	Q2’25 Outlook	Comment
Adjusted EBITDA:
Production (kboe/d)	927	900 - 940
LNG liquefaction volumes (MT)	6.6	6.4 - 6.8
Underlying opex	1.0	1.0 - 1.2
Adjusted Earnings:
Pre-tax depreciation	1.4	1.4 - 1.8
Taxation charge	0.8	0.3 - 0.6
Other Considerations:
Trading & Optimisation is expected to be significantly lower than Q1’25.

Upstream

$ billions	Q1’25	Q2’25 Outlook	Comment
Adjusted EBITDA:
Production (kboe/d)	1,855	1,660 - 1,760	Reflects scheduled maintenance and the completed sale of SPDC in Nigeria.
Underlying opex	2.2	1.9 - 2.5
Adjusted Earnings:
Pre-tax depreciation	2.2	2.0 - 2.6
Taxation charge	2.6	1.6 - 2.4
Other Considerations:
The share of profit / (loss) of joint ventures and associates in Q2’25 is expected to be ~$0.2 billion. Q2’25 exploration well write-offs are expected to be ~$0.2 billion.

Marketing

$ billions	Q1’25	Q2’25 Outlook	Comment
Adjusted EBITDA:
Sales volumes (kb/d)	2,674	2,600 - 3,000
Underlying opex	2.4	2.3 - 2.7
Adjusted Earnings:
Pre-tax depreciation	0.6	0.5 - 0.7
Taxation charge	0.4	0.2 - 0.6
Other Considerations:
Marketing adjusted earnings are expected to be higher than Q1’25.

Chemicals and Products

$ billions	Q1’25	Q2’25 Outlook	Comment
Adjusted EBITDA:
Indicative refining margin*	$6.2/bbl	$8.9/bbl
Indicative chemicals margin*	$126/tonne	$166/tonne	The Chemicals sub-segment adjusted earnings are expected to be a loss.
Refinery utilisation	85%	92% - 96%
Chemicals utilisation	81%	68% - 72%	Chemicals utilisation impacted by unplanned maintenance at Monaca.
Underlying opex	2.0	1.7 - 2.1
Adjusted Earnings:
Pre-tax depreciation	0.9	0.8 - 1.0
Taxation charge / (credit)	0.1	(0.3) - 0.2
Other Considerations:
Trading & Optimisation is expected to be significantly lower than Q1’25. The Chemicals & Products segment adjusted earnings is expected to be below break-even in Q2’25.

*See appendix

Renewables and Energy Solutions

$ billions	Q1’25	Q2’25 Outlook	Comment
Adjusted Earnings	—	(0.4) - 0.2	Trading & Optimisation is expected to be lower than Q1’25.

Corporate

$ billions	Q1’25	Q2’25 Outlook	Comment
Adjusted Earnings	(0.5)	(0.6) - (0.4)

Shell Group

$ billions	Q1’25	Q2’25 Outlook	Comment
CFFO:
Tax paid	2.9	2.8 - 3.6
Derivative movements	—	(1) - 3
Working capital	(2.7)	(1) - 4
Other Shell Group Considerations:
-

Guidance

The ‘Quarterly Databook’ contains guidance on Indicative Refining Margin, Indicative Chemicals Margin and full-year price and margin sensitivities.

Consensus

The company compiled consensus, managed by Vara Research, is expected to be published on July 23, 2025.

Appendix

Indicative Margins

Chemicals & Products	Q1’25	Q2’25 Updated Outlook
Indicative refining margin	$6.2/bbl	$8.9/bbl
Indicative chemicals margin	$126/tonne	$166/tonne

The formulas for Indicative refining margin (IRM) and Indicative chemicals margin (ICM) have been updated following the completion of the Singapore divestment. Applying the previous formula for Q2’25 the IRM would have been: $7.5/bbl and the ICM $143/tonne.

Volume Data

Operational Metrics	Q1’25	Q2’25 QPR Outlook	Q2’25 Updated Outlook
Integrated Gas
Production (kboe/d)	927	890 - 950	900 - 940
LNG liquefaction volumes (MT)	6.6	6.3 - 6.9	6.4 - 6.8
Upstream
Production (kboe/d)	1,855	1,560 - 1,760	1,660 - 1,760
Marketing
Sales volumes (kb/d)	2,674	2,600 - 3,100	2,600 - 3,000
Chemicals & Products
Refinery utilisation	85%	87% - 95%	92% - 96%
Chemicals utilisation	81%	74% - 82%	68% - 72%

Underlying Opex

Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors. For further details see the 1st Quarter 2025 unaudited results.

$ billions	Q1’25	Q1’25 Adjusted	Q2’25 Updated Outlook
Production and manufacturing expenses	5.5
Selling, distribution and administrative expenses	2.8
Research and development	0.2
Operating Expenses (Opex)	8.6	8.6
Less: Identified Items		0.1
Underlying Opex		8.5
of which:
Integrated Gas	1.0	1.0	1.0 - 1.2
Upstream	2.2	2.2	1.9 - 2.5
Marketing	2.4	2.4	2.3 - 2.7
Chemicals and Products	2.1	2.0	1.7 - 2.1
Renewables and Energy Solutions	0.7	0.7

Depreciation, depletion and amortisation

$ billions	Q1’25	Q1’25 Adjusted	Q2’25 Updated Outlook
Depreciation, Depletion & Amortisation	5.4	5.4
Less: Identified Items		0.3
Pre-tax depreciation (as Adjusted)		5.1
of which:
Integrated Gas	1.4	1.4	1.4 - 1.8
Upstream	2.2	2.2	2.0 - 2.6
Marketing	0.5	0.6	0.5 - 0.7
Chemicals and Products	1.1	0.9	0.8 - 1.0
Renewables and Energy Solutions	0.1	0.1

Taxation Charge

$ billions	Q1’25	Q1’25 Adjusted	Q2’25 Updated Outlook
Taxation Charge	4.1	4.1
Less: Identified Items and Cost of supplies adjustment		0.3
Taxation Charge (as Adjusted)		3.8
of which:
Integrated Gas	0.8	0.8	0.3 - 0.6
Upstream	3.0	2.6	1.6 - 2.4
Marketing	0.4	0.4	0.2 - 0.6
Chemicals and Products	—	0.1	(0.3) - 0.2
Renewables and Energy Solutions	—	0.1

Adjusted Earnings

The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest. For further details see the 1st Quarter 2025 unaudited results.

$ billions	Q1’25	Q1’25 Adjusted	Q2’25 Updated Outlook
Income/(loss) attributable to Shell plc shareholders	4.8	4.8
Add: Current cost of supplies adjustment attributable to Shell plc shareholders		—
Less: Identified items attributable to Shell plc shareholders		(0.8)
Adjusted Earnings		5.6
of which:
Renewables and Energy Solutions	(0.2)	—	(0.4) - 0.2
Corporate	(0.5)	(0.5)	(0.6) - (0.4)

Enquiries

Media International: +44 (0) 207 934 5550

Media U.S. and Canada: Contact form

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties.  The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

The numbers presented in this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures due to rounding.

Forward-Looking statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”; “aspiration”; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F and amendment thereto for the year ended December 31, 2024 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 7, 2025. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon intensity
Also, in this announcement we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-zero emissions target
Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next ten years.  However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward-Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as Adjusted Earnings, Adjusted EBITDA, Cash flow from operating activities excluding working capital movements, Cash capital expenditure, Net debt and Underlying operating expense.

Adjusted Earnings and Adjusted EBITDA are measures used to evaluate Shell’s performance in the period and over time.
The “Adjusted Earnings” and Adjusted EBITDA are measures which aim to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items.
Adjusted Earnings is defined as income/(loss) attributable to shareholders adjusted for the current cost of supplies and excluding identified items. “Adjusted EBITDA (CCS basis)” is defined as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period. Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Underlying operating expenses is a measure of Shell’s cost management performance and aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors. Underlying operating expenses comprises the following items from the Consolidated statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses and removes the effects of identified items such as redundancy and restructuring charges or reversals, provisions or reversals and others.

We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 7, 2025	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary